Exhibit 99.1
ENVOY CAPITAL GROUP INC.
ANNOUNCES RESULTS FOR FISCAL 2007
$.23 per Share Net Earnings, Increase of 130%
Revenue Up 81% in Year
TORONTO, ON — December 19, 2007 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its fiscal year ended September 30, 2007. Highlights for the year include:
•	Revenue increased to $17.6 million, an improvement of $7.9 million or an 81% increase.

•	Net earnings of $3.0 million, an improvement of $881,000 or 41% over last year.

•	Net earnings of $.23 per fully diluted share, an improvement of $.13 per share or 130% over the last year.

•	Both the Branding and the Merchant Banking Segments contributed to profitability.

•	As at September 30, 2007 there were 9.6 million shares outstanding compared with 19.4 million shares outstanding at September 30, 2006.

•	As at September 30, 2007 the net book value per share was $4.69, compared with $3.86 per share as at September 30, 2006, an increase of 22% year over year.
Envoy recorded net earnings for the year ended September 30, 2007 of $3.0 million or $.23 per fully diluted share, compared with $2.1 million or $.10 per fully diluted share for the previous year.
“The improvement in our net earnings and our earnings per share over last year is a result of new business wins in our Branding business segment, improved returns on the Merchant Banking assets, overall expense reductions compared to last year and the reduction of issued and outstanding shares by way of our share buy back programs” said Geoff Genovese, President and CEO of Envoy.
Watt International, Envoy’s Branding business, grew its revenue by 28% this year compared to last year. “Watt is one of the world’s leading retail brand strategy and design agencies” said Mr. Genovese. “On the strength and reputation of the Watt brand in the marketplace, we have been able to grow and expand the business domestically and internationally. Watt opened a branch office in Dubai earlier this year and just recently announced that it opened an office in Shanghai.”

Revenue from Envoy’s Merchant Banking business totaled $5.4 million. Based on a capital base of approximately $33 million, this represents an annual return of approximately 16% on the Merchant Banking assets. “When we launched the Merchant Banking business we felt that an opportunity existed to provide capital to small cap public and soon to be public companies. We are happy with the results of our first full year of Merchant Banking operations” said Mr. Genovese. “The equity markets have been quite volatile in recent months, but I believe that we have invested our assets prudently”. Envoy does not have any investments in asset backed securities.
During the year, Envoy repurchased 9,815,849 of its common shares pursuant to a Normal Course Issuer Bid and a Substantial Issuer Bid. As a result of these buy back programs, the total number of issued and outstanding common shares as at September 30, 2007 was 9.64 million. This results in a net book value of $4.69 per common share at that date, compared with a net book value of $3.86 per share the previous year. This represents a year over year per share increase of 22%.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-

looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese Tel:
(416) 593-1212
Or contact our investor relations department at: info@envoy.to.

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
(Expressed In Canadian dollars)

	September 30	September 30
As at:	2007	2006

Current assets	$38,832,204	$68,701,144
Long-term assets	11,960,110	12,572,510

	50,792,314	81,273,654

Current liabilities	5,565,714	6,059,892
Long-term liabilities	69,599	167,173

	5,635,313	6,227,065

Shareholders’ equity	45,157,001	75,046,589

	$50,792,314	$81,273,654

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)

	September 30	September 30
For the years ended:	2007	2006

Net revenue from consumer branding business	$12,402,688	$9,671,504
Net investment gains	4,061,467	—
Interest and dividend income	1,086,970	—

	17,551,125	9,671,504

Operating expenses:
Salaries and benefits	11,319,127	10,674,384
General and administrative	2,635,005	3,029,595
Occupancy costs	540,762	1,029,385

	14,494,894	14,733,364

Depreciation	748,335	799,961

Investment earnings	(386,404)	(1,016,632)

Interest expense and financing costs	96,868	24,333

	14,953,693	14,541,026

Earnings (loss) before restructuring expense, income taxes and discontinued operations	2,597,432	(4,869,522)

Restructuring expense	—	642,897

Earnings (loss) before income taxes and discontinued operations	2,597,432	(5,512,419)

Income tax recovery	(43,773)	(120,393)

Earnings (loss) from continuing operations	2,641,205	(5,392,026)

Gain on disposal of discontinued operations, net of income taxes	375,514	5,721,229
Earnings from discontinued operations, net of income taxes	—	1,806,983

Net earnings	3,016,719	2,136,186

Earnings per share
Basic	$0.23	$0.10
Diluted	$0.23	$0.10

Weighted average number of common shares outstanding — basic	13,147,793	20,450,230
Weighted average number of common shares outstanding — fully diluted	13,155,910	20,459,736

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
(Expressed In Canadian dollars)

Deficit, beginning of period	$(40,266,401)	$(42,402,587)

Transitional adjustment on adoption of financial instruments	77,416	—

Net earnings	3,016,719	2,136,186

Deficit reduction against share capital	40,266,401	—

Retained earnings (deficit), end of period	$3,094,135	$(40,266,401)